Exhibit 21.1

List of Subsidiaries of Merchants Bancorp
(as of September 25, 2017)

Subsidiary	Organized Under the Laws of:
Merchants Bank of Indiana (also d/b/a Merchants Mortgage)	Indiana
P/R Mortgage & Investments Corp.	Indiana
Natty Mac Funding, Inc.	Indiana
RICHMAC Holdings, LLC	Indiana
RICHMAC Funding, LLC	Delaware